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                                                                  EXHIBIT (a)(3)

                                  BRYLANE INC.
                           463 7TH AVENUE, 21ST FLOOR
                            NEW YORK, NEW YORK 10018

                                                   March 16, 1999

Dear Stockholder:

    On behalf of the Board of Directors of Brylane Inc. (the "Company"), I am pleased to inform you that the Company entered into an Agreement and Plan of Merger, dated as of March 10, 1999 (the "Merger Agreement"), with Pinault-Printemps-Redoute S.A. ("Parent") and Buttons Acquisition Corporation, a wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Shares"), not already owned by Purchaser or Parent, or either of their respective wholly-owned subsidiaries, at a price of $24.50 per Share, net to the seller in cash. Purchaser and Parent currently own approximately 49.9% of the Shares.

    In accordance with the terms and conditions contained in the Merger Agreement, following the successful completion of the Offer, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. At the effective time of the Merger, each remaining issued and outstanding Share (other than Shares held directly or indirectly by PPR or held in the treasury of the Company, all of which will be canceled, and other than Shares held by shareholders who perfect appraisal rights under Delaware law) will be converted into the right to receive $24.50 in cash.

    The Board of Directors of the Company, by unanimous vote of all directors present and voting, based upon, among other things, the unanimous recommendation and approval of a special committee of the Board of Directors consisting of three independent directors of the Company (the "Special Committee"), has determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company's shareholders (other than Parent and Purchaser). The Board of Directors has also approved, by unanimous votes of all directors present and voting, the Offer, the Merger and the Merger Agreement and recommends that shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

    In arriving at their decisions, the Special Committee and the Board of Directors gave careful consideration to a number of factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") which is being filed today with the Securities and Exchange Commission. Among other things, the Special Committee considered the opinion of Bear Stearns & Co. Inc., financial advisor to the Special Committee, dated March 9, 1999, that, subject to the various assumptions and limitations set forth in the opinion, as of the date of the opinion, the $24.50 per Share in cash to be received by the shareholders of the Company (other than the Company, Parent or any of their respective subsidiaries, including Purchaser) in the Offer and the Merger pursuant to the Merger Agreement is fair to such shareholders from a financial point of view. A copy of the written opinion of Bear Stearns & Co. Inc., dated March 9, 1999, is included as an annex to this Schedule 14D-9. The enclosed Schedule 14D-9 describes the decisions of the Special Committee and the Board of Directors and contains other important information relating to such decisions.

    Also accompanying this letter is Purchaser's Offer to Purchase, dated March 16, 1999, together with a letter of transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully and consider all factors set forth therein before making any decision with respect to the Offer.

    On behalf of the Board of Directors, management and employees of the Company, I thank you for your support.

                                          Very truly yours,
                                          /s/ Peter J. Canzone
                                          Peter J. Canzone
                                          President and Chief Executive Officer